FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Kasen, Keith M.	2. Date of Event Requiring Statement Month/Day/Year 02/26/2003	4. Issuer Name and Ticker or Trading Symbol Anheuser-Busch Companies, Inc. (BUD)
(Last) (First) (Middle) One Busch Place	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer X Other (give title below) (specify below) Member of Strategy Committee (Executive Officer)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) St. Louis, MO 63118-1852			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock ($1 par value)	11,348	D(1)
Common Stock ($1 par value)	4,402	I(1)	By 401(k) Plan.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock Units			Common Stock	16		D(2)
Employee Stock Option (Right to Buy) NQ	(3)	12/17/06	Common Stock	8,646	$20.3438	D
Employee Stock Option (Right to Buy) ISO	(3)	12/17/06	Common Stock	4,914	$20.3438	D
Employee Stock Option (Right to Buy) NQ	(4)	11/25/07	Common Stock	7,340	$21.6875	D
Employee Stock Option (Right to Buy) ISO	(4)	11/25/07	Common Stock	4,610	$21.6875	D
Employee Stock Option (Right to Buy) ISO	(5)	11/24/08	Common Stock	3,336	$29.9688	D
Employee Stock Option (Right to Buy) NQ	(5)	11/24/08	Common Stock	13,964	$29.9688	D
Employee Stock Option (Right to Buy) ISO	(6)	11/23/09	Common Stock	2,638	$37.8907	D
Employee Stock Option (Right to Buy) NQ	(6)	11/23/09	Common Stock	14,762	$37.8907	D
Employee Stock Option (Right to Buy) ISO	11/22/01	11/21/10	Common Stock	682	$48.875	D
Employee Stock Option (Right to Buy) ISO	11/22/02	11/21/10	Common Stock	682	$48.875	D
Employee Stock Option (Right to Buy) ISO	11/22/03	11/21/10	Common Stock	682	$48.875	D
Employee Stock Option (Right to Buy) NQ	11/22/01	11/21/10	Common Stock	6,652	$48.875	D
Employee Stock Option (Right to Buy) NQ	11/22/02	11/21/10	Common Stock	6,651	$48.875	D
Employee Stock Option (Right to Buy) NQ	11/22/03	11/21/10	Common Stock	6,651	$48.875	D
Employee Stock Option (Right to Buy) ISO	11/28/02	11/27/11	Common Stock	776	$42.945	D
Employee Stock Option (Right to Buy) ISO	11/28/03	11/27/11	Common Stock	776	$42.945	D
Employee Stock Option (Right to Buy) ISO	11/28/04	11/27/11	Common Stock	776	$42.945	D
Employee Stock Option (Right to Buy) NQ	11/28/02	11/27/11	Common Stock	6,558	$42.945	D
Employee Stock Option (Right to Buy) NQ	11/28/03	11/27/11	Common Stock	6,557	$42.945	D
Employee Stock Option (Right to Buy) NQ	11/28/04	11/27/11	Common Stock	6,557	$42.945	D
Employee Stock Option (Right to Buy) ISO	11/27/03	11/26/12	Common Stock	668	$49.91	D
Employee Stock Option (Right to Buy) ISO	11/27/04	11/26/12	Common Stock	668	$49.91	D
Employee Stock Option (Right to Buy) ISO	11/27/05	11/26/12	Common Stock	667	$49.91	D
Employee Stock Option (Right to Buy) NQ	11/27/03	11/26/12	Common Stock	6,666	$49.91	D
Employee Stock Option (Right to Buy) NQ	11/27/04	11/26/12	Common Stock	6,666	$49.91	D
Employee Stock Option (Right to Buy) NQ	11/27/05	11/26/12	Common Stock	6,665	$49.91	D

Explanation of Responses:

(1) In connection with the Rights Agreement adopted by the Company, Preferred Stock Purchase Rights were distributed to shareholders and are deemed to be attached to the shares of Common Stock of the Company listed on this Form. One-quarter of a Preferred Stock Purchase Right is attached to each share of common stock. If and when the Rights become exercisable, the holder of each Right initially would be entitled to purchase one one-hundredth of a share of Series Junior B Participating Preferred Stock at a purchase price of $195 (both the number of fractional shares and the purchase price are subject to adjustment).
(2) Represents reporting person's interest in phantom shares of Anheuser-Busch Companies, Inc. resulting from participation in the Anheuser-Busch 401(k) Restoration Plan.
(3) The options became exercisable in three equal annual installments beginning on December 18, 1997.
(4) The options became exerciable in three equal annual installments beginning on November 26, 1998.
(5) The options became exerciable in three equal annual installments beginning on November 25, 1999.
(6) The options became exerciable in three equal annual installments beginning on November 24, 2000.

By: /s/ Keith M. Kasen Keith M. Kasen **Signature of Reporting Person	03/05/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

EX-24

POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby

constitutes and appoints each of JoBeth G. Brown and Laura H.

Reeves and their successors in office and their designees,

signing singly, the undersigned's true and lawful attorney-in-

fact to:

     (1)  execute for and on behalf of the undersigned, in the

undersigned's capacity as an officer and/or director of Anheuser-

Busch Companies, Inc. (the "Company"), Forms 3, 4, and 5 in

accordance with Section 16(a) of the Securities Exchange Act of

1934 and the rules thereunder;

     (2)  do and perform any and all acts for and on behalf of

the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any

stock exchange or similar authority; and

     (3)  take any other action of any type whatsoever in

connection with the foregoing which, in the opinion of such

attorney-in-fact, may be of benefit to, in the best interest of,

or legally required by in terms of compliance with the securities laws, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or

revocation, hereby ratifying and confirming all that such

attorney-in-fact, or such attorney-in-fact's substitute or

substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-

fact, in serving in such capacity at the request of the

undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

The Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3,4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing

attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of

Attorney to be executed as of this 5th day of March, 2003.

/s/Keith M. Kasen

-----------------------------------------------

   Signature

Keith M. Kasen

-----------------------------------------------

   Print Name